Filed pursuant to Rule 424(b)(3)
Registration No. 333-126625

PROSPECTUS

1,856,089 shares

TRIDENT MICROSYSTEMS, INC.

COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of shares of common stock of Trident Microsystems, Inc. The selling stockholders listed on page 9 may use this prospectus to offer and resell from time to time up to 1,856,089 shares of our common stock for their own accounts. The selling stockholders acquired the shares in connection with the Company’s acquisition of the minority interest in Trident Technologies, Inc. in March 2005. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares by the selling stockholders. All expenses incurred in connection with this registration shall be borne in equal measure by us and by certain investment-related affiliates of United Microelectronic Corporation. The selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock hereunder.

     Our common stock is quoted on the NASDAQ National Market under the symbol “TRID.” On September 26, 2005, the last reported sale price of our common stock on the NASDAQ National Market was $31.50.

     Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 2 of this prospectus before you make an investment in the securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2005.

ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the SEC incorporated by reference in this prospectus.

     The terms “Trident Microsystems,” “Trident,” “we,” “us,” “our,” and the “company” refer only to Trident Microsystems, Inc.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission.

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SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. We urge you to read this entire prospectus carefully, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Trident Microsystems, Inc.

     We design, develop and market integrated circuits for digital media applications, such as high definition television and flat panel digital televisions. Our system-on-chip semiconductors provide the pivotal engine for these new types of displays by processing and optimizing video and computer graphic signals to produce high-quality and realistic images. Many of the world’s leading manufacturers of consumer electronics utilize our technology to enhance image quality and ease of use of their products, including original design manufacturers who sell under their own brand names, and large OEMs who design and or manufacture for others. Our goal is to provide to our customers the best image quality enhanced digital media integrated circuits at competitive prices .

     We sell our products primarily to digital television original equipment manufacturers in China, Korea, Taiwan and Japan. Historically, significant portions of our revenue have been generated by sales to a relatively small number of customers. Our products are manufactured primarily by United Microelectronics Corporation , a semiconductor manufacturer located in Taiwan.

     We operate primarily through subsidiaries and offices located in California, Taiwan and China. Trident Microsystems, Inc., located in Sunnyvale, California, acts as a headquarters office for our 99.93% owned subsidiary, Trident Technology, Inc., which operates in Taipei, Taiwan, and Trident Multimedia Technologies (Shanghai) Co., Ltd., which operates in Shanghai, China.

Corporate Information

     Trident Microsystems was incorporated in Delaware in 1987. Our principal executive offices are located at 1090 East Arques Avenue, Sunnyvale, California 94085, our telephone number is (408) 991-8800, and our website is located at www.tridentmicro.com. Information on our website is not a part of this prospectus.

The Offering

   All of the shares of common stock registered for sale under this prospectus are being offered by the selling stockholders. This prospectus covers the resale by the selling stockholders of such shares.

Common stock offered by selling stockholders	1,856,089 shares.

Common stock to be outstanding after this offering	26,486,180 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.

NASDAQ National Market symbol	TRID

The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of September 7, 2005, assumes that all shares registered hereunder are sold pursuant to this prospectus, and excludes shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan and upon exercise of outstanding stock options and warrants.

RISK FACTORS

  Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding to purchase any of the securities offered by this prospectus and any accompanying prospectus supplement. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Our success depends upon the digital television market and we must continue to develop new products and to enhance our existing products.
     The digital television industry is characterized by rapidly changing technology, frequent new product introductions, and changes in customer requirements. Our future success depends on our ability to anticipate market needs and develop products that address those needs. As a result, our products could quickly become obsolete if we fail to predict market needs accurately or develop new products or product enhancements in a timely manner. The long-term success in the digital television business will depend on the introduction of successive generations of products in time to meet the design cycles as well as the specifications of television original equipment manufacturers. Our failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of our products. If the development or enhancement of these products or any other future products takes longer than we anticipate, or if we are unable to introduce these products to market, our sales will not increase. Even if we are able to develop and commercially introduce these new products, the new products may not achieve widespread market acceptance necessary to provide an adequate return on our investment.
We have had fluctuations in quarterly results in the past and may continue to do so in the future.
     Our quarterly revenue and operating results have varied in the past and may fluctuate in the future due to a number of factors including:

•	uncertain demand in new markets in which we have limited experience;

•	fluctuations in demand for our products, including seasonality;

•	unexpected product returns or the cancellation or rescheduling of significant orders;

•	our ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;

•	new product introductions by our competitors;

•	seasonality, particularly in the third quarter of each fiscal year, due to the extended holidays surrounding the Chinese New Year;

•	our ability to achieve required cost reductions;

•	our ability to attain and maintain production volumes and quality levels for our products;

•	delayed new product introductions;

•	unfavorable responses to new products;

•	adverse economic conditions, particularly in Asia; and

•	the mix of products sold and the mix of distribution channels through which they are sold.

These factors are difficult or impossible to forecast, and these or other factors could seriously harm our business.
We incurred an operating loss in the fiscal year ended June 30, 2005 and may not achieve or maintain profitability.
     Our shift to digital television products has significantly improved our customer base, products and marketing over the last two years. However, there is no guarantee that our efforts will continue to be successful.
We recognized a loss from operations of $8.9 million in the twelve months ended June 30, 2005. This loss was primarily the result of charges incurred from our acquisition of our minority interest in TTI during the fiscal year ended June 30, 2005. We will incur charges in future quarters as a result of the acquisition and those charges will affect our profitability.
Our products may be characterized by average selling prices that decline over relatively short periods.
     Average selling prices for our products may decline over relatively short time periods, while many of our costs are fixed. When our average selling prices decline, our gross profits decline unless we are able to sell more products or reduce the cost to manufacture our products. We have in the past and may in the future experience declining sales prices, which could negatively impact our revenues, gross profits and financial results.

Dilution of shareholders’ interest may occur as a result of acquisitions of new businesses or technologies.
     As part of our business strategy, we review acquisition and strategic investment prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. We consider from time to time investment opportunities in new businesses, and we expect to make investments in and may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could issue equity securities, which would dilute current stockholders’ percentage ownership.
     During the fiscal year ended June 30, 2005, the company completed its acquisition of the minority interest in its subsidiary TTI by issuing approximately 1.9 million Trident Microsystems common shares and assuming outstanding options to purchase TTI shares which became exercisable for approximately 2.8 million shares of Trident Microsystems common stock. In addition, we used approximately $6.1 million in cash for TTI treasury stock purchases. Our operating results in future quarters will be affected by non-cash based amortization of acquired technology and deferred compensation.
     These actions could affect our operating results and/or the price of our common stock. Acquisitions and investment activities also entail numerous risks, including: difficulties in the assimilation of acquired operations, technologies or products; unanticipated costs associated with the acquisition or investment transaction; adverse effects on existing business relationships with suppliers and customers; risk associated with entering markets in which we have no or limited prior experience; and potential loss of key employees of acquired organizations.
     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business, operating results and financial condition.
We currently rely on certain international customers for a substantial portion of our revenue and are subject to risks inherent in conducting business outside of the United States.
     As a result of our focus on Digital Media products, we expect to be primarily dependent on international sales and operations, particularly in Taiwan, Japan, Korea and China, which are expected to constitute a significant portion of our sales in the future. There are a number of risks arising from our international business, which could adversely affect future results, including:

•	exchange rate variations;

•	difficulties in collecting accounts receivable;

•	difficulties in managing distributors or representatives;

•	political and economic instability, civil unrest, war or terrorist activities that impact international commerce;

•	potential adverse tax consequences;

•	difficulties in protecting intellectual property rights, particularly in countries where the laws and practices do not protect proprietary rights to as great an extent as do the laws and practices of the United States; and

•	unexpected changes in regulatory requirements.

     Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.
     We are and will continue to be dependent on a limited number of distributors and customers for a substantial amount of our revenue. Sales to Asian customers, primarily in China, Japan, Korea and Taiwan accounted for 97% of our revenues in fiscal 2005. Sales to Asian customers, primarily in China, Korea and Taiwan accounted for 91% of our revenues in fiscal 2004. Sales to Asian customers, primarily in Japan, Taiwan and China accounted for 98% of revenues in fiscal 2003. In the year ended June 30, 2005, three customers Skyworth, Konka and Samsung each accounted for more than 10% of total revenues. In the year ended June 30, 2004, three customers Skyworth, Konka and Samsung each accounted for more than 10% of total revenues. In the year ended June 30, 2003, two customers Toshiba and Skyworth each accounted for more than 10% of total revenues.

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.
     Selling through distributors reduces our ability to forecast sales and increases risks to our business. Since our distributors act as intermediaries between us and the end user customer, we must rely on our distributors to accurately report inventory levels and production forecasts. This requires us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and the end user customer. Our failure to manage one or more of these risks could result in excess inventory or shortages that could seriously impact our operating results.
We do not have long-term commitments from our customers, and plan purchases based upon our estimates of customer demand, which may require us to contract for the manufacture of our products based on inaccurate estimates.
     Our sales are made on the basis of purchase orders rather than long-term purchase commitments. Our customers may cancel or defer purchases at any time. This requires us to forecast demand based upon assumptions that may not be correct. If our customers or we overestimate demand, we may create inventory that we may not be able to sell or use, resulting in excess inventory, which could become obsolete or negatively affect our operating results. If our customers or we underestimate demand, of if sufficient manufacturing capacity is not available, we may not achieve expected revenue.
Intense competition exists in the market for digital media products.
     We plan to continue developing the next generation of DPTV™ and HiDTV™, as well as other advanced products for digital TV and digital STB for the digital television market in the U.S., China, Japan, Korea, Taiwan and Europe. We believe the market for digital television will be competitive, and will require substantial research and development, technical support, sales and other expenditures to stay competitive in this market. In the digital television market our principal competitors are captive solutions from large TV OEM’s as well as merchant solutions from Toshiba, Philips Electronics, Micronas AG, Pixelworks, Inc., Genesis Microchip, Inc., ATI Technologies Inc., Zoran Corporation, ST Microelectronics, Morningstar, HuyuaMicro and Media Tek, Ltd. Certain of our current competitors and many potential competitors have significantly greater technical, manufacturing, financial and marketing resources than we have. Therefore, we expect to devote significant resources to the DPTV™ and HiDTV™ market even though competitors are substantially more experienced than we are in this market.
     The level and intensity of competition has increased over the past year and we expect competition to continue to increase in the future. Competitive pressures caused by the current economic conditions have resulted in reductions in average selling prices of our products, and continued or increased competition could reduce our market share, require us to further reduce the prices of our products, affect our ability to recover costs or result in reduced gross margins.
If we do not achieve additional design wins in the future, our ability to sell additional products could be adversely affected.
     Our future success depends on manufacturers of desktop and notebook PCs and consumer televisions designing our products into their products. To achieve design wins, we must define and deliver cost-effective, innovative and high performance integrated circuits. Once a supplier’s products have been designed into a system, the manufacturer may be reluctant to change components due to costs associated with qualifying a new supplier and determining performance capabilities of the component. Customers can choose at any time to discontinue using our products in their designs or product development efforts.

We are vulnerable to undetected product problems.
     Although we establish and implement test specifications, impose quality standards upon our suppliers and perform separate application-based compatibility and system testing, our products may contain undetected defects, which may or may not be material, and which may or may not have a feasible solution. Although we have experienced such errors in the past, significant errors have generally been detected relatively early in a product’s life cycle and therefore the costs associated with such errors have been immaterial. We cannot ensure that such errors will not be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may materially adversely affect our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from our product development efforts and causing significant customer relations problems. Defects or other performance problems in our products could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could seek damages from us for their losses.
Our reliance upon independent foundries could make it difficult to obtain products and affect our sales.
     If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.
     We do not own or operate fabrication facilities and do not manufacture our products internally. We currently rely on one third-party foundry to manufacture our products in wafer form and other contract manufacturers for assembly and testing of our products. Generally, we place orders by purchase order, and foundries are not obligated to manufacture our products on a long-term fixed price basis, so they are not obligated to supply us with products for any specific period of time, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Our requirements typically represent only a small portion of the total production capacity of our contract manufacturers. Our contract manufacturers could re-allocate capacity to other customers, even during periods of high demand for our products. We have limited control over delivery schedules, quality assurance, manufacturing yields, potential errors in manufacturing and production costs. If we encounter shortages and delays in obtaining components, our ability to meet customer orders would be materially adversely affected. In addition, during periods of increased demand, putting pressure on the foundries to meet orders, we may have reduced control over pricing and timely delivery of components, and if the foundries increase the cost of components or subassemblies, we may not have alternative sources of supply to manufacture such components.
If we have to qualify a new contract manufacturer or foundry for any of our products, we may experience delays that result in lost revenues and damaged customer relationships.
     We rely on a single supplier to manufacture our products in wafer form. Because the lead time required to establish a relationship with a new foundry is long, and it takes time to adapt a product’s design to a particular manufacturer’s processes, there is no readily available alternative source of supply for any specific product. This could cause significant delays in shipping products if we have to change our source of supply and manufacture quickly, which may result in lost revenues and damaged customer relationships.
The market price of our common stock has been, and may continue to be volatile.
     The market price of our common stock has been, and may continue to be volatile. Factors such as new product announcements by us or our competitors, quarterly fluctuations in our operating results and unfavorable conditions in the digital television market may have a significant impact on the market price of our common stock. These conditions, as well as factors that generally affect the market for stocks and stocks in high-technology companies in particular, could cause the price of our stock to fluctuate from time to time.

Our success depends to a significant degree on the continued employment of key personnel.
     Our success depends to a significant degree upon the continued contributions of the principal members of our technical sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. We particularly depend upon the continued services of our executive officers, particularly Frank Lin, our President and Chief Executive Officer, Dr. Jung-Herng Chang, President of TTI, John Edmunds, Chief Financial Officer and Peter Jen, Senior Vice President, Asia Operations and Chief Accounting Officer and other key engineering, sales, marketing, finance, manufacturing and support personnel. In addition, we depend upon the continued services of key management personnel at our overseas subsidiaries. Our officers and key employees are not bound by employment agreements for any specific term, and may terminate their employment at any time. In order to continue to expand our product offerings both in the U.S. and abroad, we must hire and retain a number of research and development personnel. Hiring technical sales personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel continues to be increasingly intense, particularly in the areas we principally operate specifically Shanghai, China; Taipei, Taiwan; and Northern California. If we are not successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, our business may be harmed.
Our success depends in part on our ability to protect our intellectual property rights, which may be difficult.
     The digital media market is a highly competitive industry in which we, and most other participants, rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect proprietary rights. The competitive nature of our industry, rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards heighten the importance of protecting proprietary technology rights. Since the United States Patent and Trademark Office keeps patent applications confidential until a patent is issued, our pending patent applications may attempt to protect proprietary technology claimed in a third party patent application. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies as policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as U.S. law. Our competitors may independently develop similar technology, duplicate our products or design around any of our patents or other intellectual property. If we are unable to adequately protect our proprietary technology rights, others may be able to use our proprietary technology without having to compensate us, which could reduce our revenues and negatively impact our ability to compete effectively. We have in the past, and may in the future, file lawsuits to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation or resulting counterclaims, we could lose our proprietary rights and incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.
We have been involved in intellectual property infringement claims, and may be involved in others in the future, which can be costly.
     Our industry is very competitive and is characterized by frequent litigation alleging infringement of intellectual property rights. Numerous patents in our industry have already been issued and as the market further develops and additional intellectual property protection is obtained by participants in our industry, litigation is likely to become more frequent. From time to time, third parties have asserted and are likely in the future to assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. Historically we have been involved in such disputes. In addition, we have and may in the future enter into agreements to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Litigation or other disputes or negotiations arising from claims asserting that our products infringe or may infringe the proprietary rights of third parties, whether with or without merit, has been and may in the future be, time-consuming, resulting in significant expenses and diverting the efforts of our technical and management personnel. We do not have insurance against our alleged or actual infringement of intellectual property of others. These claims, if resolved adversely to us, could cause us to stop sales of our products which incorporate the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or to enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all. If there is a successful claim of infringement or we fail to develop non-infringing technology or license the proprietary rights on a timely and reasonable basis, our business could be harmed.

Natural disasters could limit our ability to supply products.
     Our primary suppliers and two of our three principal operating centers are located in California and Taiwan, both active earthquake fault zones. These regions have experienced large earthquakes in the past and may experience them in the future. A large earthquake in any of these areas could disrupt our manufacturing operations for an extended period of time, which would limit our ability to supply our products to our customers in sufficient quantities on a timely basis, harming our customer relationships.
Future terrorist attacks may affect our business.
     We cannot guarantee that our business will be unaffected by terrorist attacks in the future. The impact and future effects of terrorism are currently uncertain, and we are unable to predict the future impact that terrorist attacks may have on our business and operations, the international markets in which we operate and the global economy in general.
Changes in our business organization will affect our operations.
     Our principle design, development and marketing effort focuses primarily on our Digital Media products. These products are now our only product line and our success in the near term depends upon the growth of the market for these products and our success in this market. Our success in the longer term will also depend on our ability to develop and introduce other digital media products. Through our TTI subsidiary, we plan to continue developing the next generation DPTV™ and HDTV, as well as other advanced products for digital TV and digital STB for the digital television market in the U.S., China, Japan, Korea, Taiwan and Europe. While we anticipate this market to generate an increasing percentage of our revenues, we have limited experience with digital video television. There can be no guarantee that our digital media products will be accepted by the market or increase our revenues or profitability.
The performance of our investment in UMC is uncertain.
     We hold a substantial investment in UMC as well as a few smaller investments in other companies. The values of these investments are subject to market price volatility. We have in the past incurred losses on our investments. In the future, we could further lose a portion of, or our entire investment, in these companies.
Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.
     Technology companies like ours have a history of using stock-based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), with a pro forma disclosure of the impact on net income (loss) and earnings per share of using the fair value option expense recognition method. We have elected to apply APB 25 and accordingly we generally do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.
     In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, SFAS No. 123R. This revised Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. This Statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005, and therefore will be effective for us beginning with the quarter ending September 30, 2005.
     It will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock options rather than disclosing the impact on our consolidated result of operations within our footnotes in accordance with the disclosure provisions of SFAS 123. This will result in lower reported earnings per share which could negatively impact our future stock price. In addition, this could impact our ability to utilize broad based employee stock plans to reward employees, affect our ability to retain existing employees and attract qualified employees, increase the cash compensation we might have to pay to employees, and could result in a competitive disadvantage to us in the employee marketplace.
We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.
     We are spending an increasing amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal control over financial reporting, and attestations of the effectiveness of our internal control financial reporting by our independent registered public accounting firm. We have incurred additional costs, and expect such costs to continue in part in the future, in connection with the documentation, review, evaluation and attestation of our internal control systems and procedures and considering improvements that may be necessary in order for us to comply with the requirements of Section 404.

USE OF PROCEEDS

     We will not receive proceeds from any sales by the selling stockholders of their shares of common stock offered hereby.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

SELLING STOCKHOLDERS

     A total of 1,856,089 shares of our common stock are being registered in this offering for the account of the selling stockholders. The selling stockholders acquired the shares in connection with the Company’s acquisition of the minority interest in Trident Technologies, Inc. in March 2005. Throughout this prospectus, we may refer to the selling stockholders and their pledgees, donees, transferees or other successors in interest who receive shares in non-sale transactions, as the “selling stockholders.” The following table sets forth information known to us with respect to the selling stockholders for whom we are registering the shares for resale to the public as of June 30, 2005. Except as otherwise indicated, we believe that each stockholder listed in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it.

     Since the selling stockholders may sell all, some or none of their respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of an offering to which this prospectus relates. The table below assumes that the selling stockholders sell all of their respective shares registered pursuant to the registration statement of which this prospectus is a part.

				Shares of
				Common
				Stock
	Shares of		Shares of	Beneficially
	Common Stock		Common	Owned
	Beneficially	Percentage	Stock	Following	Percentage
Beneficial Owner(1)	Owned	(2)	Offered(3)	Offering (4)	(2)
Fortune Venture Capital Corporation	127,589	*	127,589	—	*
Hsun Chieh Investment Corp., Ltd.	130,000	*	130,000	—	*
Frank Lin(5)	1,821,971	6.77%	190,400	1,631,571	6.07%
Ting, Yun-Chung	85,600	*	85,600	—	*
Chang, Ai-Lin	47,400	*	47,400	—	*
Lu, Chien-Min(6)	25,100	*	9,100	16,000	*
Hsu, Yi-Wen(7)	28,800	*	14,000	14,800	*
Hsu, Keng-Hao	40,600	*	40,600	—	*
Yu, Chung-Yuan	32,200	*	32,200	—	*
Wang, Shue Fong	21,000	*	21,000	—	*
Conrad Hsueh	23,800	*	23,800	—	*
Yi-Fan Liu(8)	31,200	*	21,200	10,000	*
Jui-Che Tu(9)	20,400	*	14,000	6,400	*
Yee-Shih Chin(10)	47,400	*	16,400	31,000	*
Chuan-Yuan Lin(11)	23,200	*	13,200	10,000	*
Lin, Meng-Kuei	9,400	*	9,400	—	*
Chen, Ching-Ying	6,500	*	5,000	1,500	*
Tsai, Ching-An	2,600	*	2,600	—	*
Yu-Lin, Wang(12)	3,400	*	1,800	1,600	*
Tsai, Mei-Lun	2,000	*	2,000	—	*
Chun-Hui Huang(13)	7,800	*	2,600	5,200	*
Meng Ching(14)	4,200	*	1,000	3,200	*
Wang, Lee-Ping(14)	3,400	*	200	3,200	*
Chang, Po-Sheng	27,000	*	27,000	—	*
Chia-Tsung Hung	30,000	*	30,000	—	*
Tseng, Chien-Yi	100,000	*	100,000	—	*
YoYu Investment Corporation	20,000	*	20,000	—	*
Tiffany Hsuan (Hsuan, Chang-Yu)	20,000	*	20,000	—	*
Yogi Hsuan	20,000	*	20,000	—	*
Mei-Ching Huang	60,000	*	60,000	—	*
Huang, Ming-Hua	7,000	*	7,000	—	*
Mei-Hui Lin Cheng	16,000	*	16,000	—	*
Wu-Nan Sin	10,000	*	10,000	—	*

				Shares of
				Common
				Stock
	Shares of		Shares of	Beneficially
	Common Stock		Common	Owned
	Beneficially	Percentage	Stock	Following	Percentage
Beneficial Owner(1)	Owned	(2)	Offered(3)	Offering (4)	(2)
Sung-Jen Fang	10,000	*	10,000	—	*
Fan-Jan Lin	10,000	*	10,000	—	*
Chang, Hsiu-Lan	40,000	*	40,000	—	*
Chan, Hui-Ju	48,000	*	48,000	—	*
Yi-Nan Cheng	10,000	*	10,000	—	*
Ching-I Liu	3,000	*	3,000	—	*
Kun-Lin Chou	4,000	*	4,000	—	*
Jung-Hung Yang	10,000	*	10,000	—	*
Ru-Jane Chen	600,000	2.31%	600,000	—	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by the selling stockholder and the percentage ownership of the selling stockholder, shares of common stock subject to options held by the selling stockholder that are currently exercisable or exercisable within 60 days of June 30, 2005 are deemed outstanding.

(2)	Percentage ownership as of June 30, 2005 is based upon 25,920,213 shares of common stock outstanding at such time.

(3)	This prospectus also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Trident’s outstanding shares of common stock.

(4)	Assumes all shares offered hereby are sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of common stock.

(5)	Includes 975,694 shares subject to options exercisable by Mr. Lin within sixty days of June 30, 2005. Also includes 15,750 shares held by Mr. Lin’s wife, 25,631 shares held by Mr. Lin’s second son and 24,131 shares held by Mr. Lin’s youngest son.

(6)	Includes 16,000 shares subject to options exercisable within 60 days of June 30, 2005.

(7)	Includes 14,800 shares subject to options exercisable within 60 days of June 30, 2005.

(8)	Includes 10,000 shares subject to options exercisable within 60 days of June 30, 2005.

(9)	Includes 6,400 shares subject to options exercisable within 60 days of June 30, 2005.

(10)	Includes 22,000 shares subject to options exercisable within 60 days of June 30, 2005.

(11)	Includes 10,000 shares subject to options exercisable within 60 days of June 30, 2005.

(12)	Includes 800 shares subject to options exercisable within 60 days of June 30, 2005.

(13)	Includes 5,200 shares subject to options exercisable within 60 days of June 30, 2005.

(14)	Includes 3,200 shares subject to options exercisable within 60 days of June 30, 2005.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

     The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

     The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in crosses or block transactions;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	by a combination of any of the foregoing transactions.

     The selling stockholders may use any one or more of the following methods, without limitation, when selling or disposing their shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	privately negotiated transactions;

•	transactions to cover short sales;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any of the foregoing methods; or

•	any other legally available means.

     In connection with the sale of our common stock, selling stockholders or their successors in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.

     In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling stockholders may transfer the shares to a transferee, pledgee, donee or successor. If they default in the performance of their secured obligations, the transferee, pledgee, donee or successor may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if required, the list of selling stockholders to include the pledge, transferee or other successor in interest as a selling stockholder under this prospectus.

     At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.

     The selling stockholders and any other persons participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

     Our obligations to register the shares offered by the selling stockholders terminates at such time as the selling stockholders may sell all of the shares held by the selling stockholders without registration pursuant to Rule 144(k) under the Securities Act.

     We have agreed to pay fifty percent of the expenses incidental to the registration of the common stock covered by the prospectus, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws, with fifty percent of such expenses being borne by certain investment-related affiliates of United Microelectronic Corporation. The selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), including the exhibits and schedules thereto, with respect to the shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549.

     We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete.

•	Our Annual Report on Form 10-K for the year ended June 30, 2005, filed with the SEC on September 13, 2005;

•	Our Current Report on Form 8-K filed with the SEC on August 1, 2005;

•	Our Current Report on Form 8-K filed with the SEC on September 16, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 27, 1992.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. These documents that we file later with the SEC and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

     We will provide to any person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of these filings, at no cost, upon request to us in writing or by telephone at the following address:

Investor Relations,
Trident Microsystems, Inc.,
1090 East Arques Avenue,
Sunnyvale, California 94085,
(408) 991-8800.

LEGAL MATTERS

     The validity of the securities issued hereunder will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, San Francisco, California. If the securities are underwritten, the applicable prospectus supplement will also set forth whether and to what extent, if any, counsel for the underwriters will advise the underwriters about other issues relating to any offering.

EXPERTS

     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Trident Microsystems, Inc.

COMMON STOCK

PROSPECTUS

September 28, 2005